FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-206847-05

SUPPLEMENT

(To Preliminary Prospectus Dated January 26, 2017 as previously supplemented by that certain supplement dated January 27, 2017)

$824,971,000 (Approximate)

Bank of America Merrill Lynch Commercial Mortgage Trust 2017-BNK3

(Central Index Key Number 0001694649)

Issuing Entity

Banc of America Merrill Lynch Commercial Mortgage Inc.

(Central Index Key Number 0001005007)

Depositor

Wells Fargo Bank, National Association

(Central Index Key Number 0000740906)

Morgan Stanley Mortgage Capital Holdings LLC

(Central Index Key Number 0001541557)

Bank of America, National Association

(Central Index Key Number 0001102113)

Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates,
Series 2017-BNK3

This is a supplement to the preliminary prospectus dated January 26, 2017 (the “Preliminary Prospectus”) as previously supplemented by that certain supplement dated January 27, 2017.

The Preliminary Prospectus is updated in the manner set forth herein. Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the Preliminary Prospectus.

BofA Merrill Lynch	Morgan Stanley	Wells Fargo Securities
Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner
Drexel Hamilton
Co-Manager

The date of this Supplement is January 30, 2017

STRUCTURAL UPDATE

1.	Class X-B Certificates.

The notional amount of the Class X-B certificates will be equal to the aggregate Certificate Balance of the Class A-S, Class B and Class C certificates outstanding from time to time. The initial aggregate notional amount of the Class X-B certificates will be approximately $175,205,000. The pass-through rate for the Class X-B certificates for any distribution date will be a per annum rate equal to the excess, if any, of (a) the weighted average of the net mortgage interest rates on the mortgage loans for the related distribution date, over (b) the weighted average of the pass-through rates on the Class A-S, Class B and Class C certificates for the related distribution date, weighted on the basis of their respective aggregate certificate balances outstanding immediately prior to that distribution date. For purposes of the calculation of the weighted average of the net mortgage interest rates on the mortgage loans for each distribution date, the mortgage interest rates will be adjusted as necessary to a 30/360 basis. All other references to the notional amount and the pass-through rate for the Class X-B certificates in the Preliminary Prospectus are also revised as described in this paragraph.

2.	Revised Class X-B Issue Characteristics.
Class or Interest	Approx. Initial Certificate Balance or Notional Amount(1)	Approx. Initial Credit Support	Approx. Initial Pass-Through Rate	Pass-Through Rate Description	Assumed Final Distribution Date	Weighted Average Life (Years)	Expected Principal Window
Offered Certificates
Class X-B	$175,205,000(2)	NAP	%	Variable(3)	NAP	NAP	NAP

Notes:	(1)	Approximate, subject to a permitted variance of plus or minus 5%.

	(2)	The Class X-B certificates are notional amount certificates. The notional amount of the Class X-B certificates will be equal to the aggregate certificate balance of the Class A-S, Class B and Class C certificates outstanding from time to time. The Class X-B certificates will not be entitled to distributions of principal.
(3)	The pass-through rate for the Class X-B certificates for any distribution date will be a per annum rate equal to the excess, if any, of (a) the weighted average of the net mortgage interest rates on the mortgage loans for the related distribution date, over (b) the weighted average of the pass-through rates on the Class A-S, Class B and Class C certificates for the related distribution date, weighted on the basis of their respective aggregate certificate balances outstanding immediately prior to that distribution date. For purposes of the calculation of the weighted average of the net mortgage interest rates on the mortgage loans for each distribution date, the mortgage interest rates will be adjusted as necessary to a 30/360 basis.

3.	Pricing Notice.

Notwithstanding the changes described in this supplement, in the event that the pass-through rate set on the Class C certificates as a result of the pricing of the certificates is such that there would be no interest associated with the portion of the notional amount of the Class X-B certificates corresponding to the principal balance of the Class C certificates, the principal balance of the Class C certificates may be removed from the notional balance of the Class X-B certificates. In such event, the notional balance of the Class X-B certificates would again be as originally described in the Preliminary Prospectus and the changes described in this supplement would not apply.

The information in this supplement, if conveyed prior to the time of your contractual commitment to purchase any of the offered certificates, supersedes any conflicting information contained in the Preliminary Prospectus, as previously supplemented by that certain supplement dated January 27, 2017, and any other prior similar materials relating to the offered certificates (including, without limitation, the free writing prospectus structural and collateral term sheet dated January 26, 2017). The information in this supplement may be amended or supplemented. This supplement is being delivered to you solely to provide you with information about the offering of the offered certificates referred to in the Preliminary Prospectus and to solicit an offer to purchase the offered certificates, when, as and if issued.

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